Regal One Corporation

Po Box 25610

Scottsdale, AZ  85255

SEC File No. 0-32593

December 15, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Mr. Briccio B. Barrientos

Division of Investment Management

Dear Mr. Barrientos:

We are responding to our discussion of October 27, 2011 concerning several items of issue as outlined below.

1.

Going concern clause should be discussed in overview

All future reports and filings will include this language in the Description of Business overview.  We will amend our 10K filing for 2010 upon your request to reflect this additional information.

2.

In the discussion and disclosure concerning the Company’s concentration of portfolio company securities there is a reference of 57 concerning the company’s asset value in a single portfolio holding.

This was a typographical error which should have included a percent (%) sign after the 57; to read “...57% of the Company's asset value resulted from a single portfolio holding.”

3.

Website was not updated to reflect the spinoff of Rampart Detection System LTD securities.

We contacted the website host on October 27, 2011 and instructed them to update the website to reflect the spinoff of Rampart.

4.

The 10K should disclose five years of financial highlights rather than two years of financial highlights.

All future filings will disclose five years of financial highlights.  We will amend our 10K filing for 2010 upon your request to reflect this additional information.

5.

Regal Once Corporation should be a co-registrant of Neuralstem.

In 2006 when Neuralstem went public and was declared effective by the SEC, the shares that were registered and distributed were a small percentage of the total outstanding shares of Neuralstem.  Therefore the attorneys that handled the registration determined there was no need or requirement for a co-registration.  At the present time to the best of our knowledge we hold less than 1% of the shares of Neuralstem and maintain the same position as originally presented.  If the SEC should feel we need to be a co-registrant of Neuralstem after reviewing this response, we will have our SEC counsel provide us an opinion which will be forwarded to you for review.

Acknowledgements:

The registrant hereby acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-489-6941 or by fax at 651-484-9870 if you have additional comments or questions.

Sincerely,

/s/Charles J. Newman

Chief Executive Officer, Chief Financial Officer, and

Director (Principal Executive Officer)

Regal One Corporation